UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                                No Borders, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                  65486 W 10 5
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                                 (CUSIP Number)

                                 InfoSpan, Inc.
                      19700 North Fairchild Road, Suite 110
                                Irvine, CA 92612
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 29, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 365486 W 10 5

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 1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only). InfoSpan, Inc.
        EIN:  20-0177256
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2.      Check the Appropriate Box if a Member of a Group
        Not Applicable                                               (a)   /  /
                                                                     (b)   /  /
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3.      SEC Use Only

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4.      Source of Funds
        OO

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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                /  /

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6.      Citizenship or Place of Organization
        California

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     Number of          7.  Sole Voting Power         25,945,339
      Shares            --------------------------------------------------------
   Beneficially         8. Shared Voting Power 0
     Owned by           --------------------------------------------------------
       Each             9. Sole Dispositive Power 25,945,339
     Reporting          --------------------------------------------------------
      Person            10. Shared Dispositive Power 25,945,339
       With
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11.     Aggregate Amount Beneficially Owned 25,945,339 by Each Reporting Person

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

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13.     Percent of Class Represented by Amount in Row (11)
        30.00%

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14.     Type of Reporting Person (See Instructions)
        CO

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

Item 1.      Security and Issuer

         This Schedule 13D relates to the common stock, par value $.001 per share, of No Borders, Inc., a Nevada corporation, or No Borders. The principal executive offices of No Borders are located at 100 Market Street, Venice, California 90291.

Item 2.      Identity and Background

         (a) This statement is filed by InfoSpan, Inc., or InfoSpan.

         (b) InfoSpan's address is 19700 North Fairchild Road, Suite 110, Irvine, California 92612.

         (c) InfoSpan is a provider of business of creating and operating call centers and technology centers as well of technology and training institutes in various parts of the world.

         (d) InfoSpan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) InfoSpan has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) InfoSpan was organized under the laws of the State of California.

Item 3.      Source and Amount of Funds or Other Consideration

         On September 29, 2005, No Borders entered into a Stock Purchase and Strategic Alliance Agreement ("Agreement") with InfoSpan, pursuant to which No Borders received 20% of 100% of the issued and outstanding shares of common stock of InfoSpan's Mexican operating corporation and assigned to InfoSpan 100% of the shares of ASI Punto De Pago, S.A., a Mexican corporation wholly owned by No Borders. No Borders also received 15% of 100% of the issued and outstanding shares of the common stock of InfoSpan's operating company in Pakistan.

Under the terms of the Alliance portion of the Agreement, the parties agreed to use commercially reasonable efforts to integrate the No Borders Business and No Borders Platform into the InfoSpan Business in any jurisdiction or market worldwide that InfoSpan commences the establishment of InfoSpan call and technology centers, including Dubai, and to use commercially reasonable efforts to incorporate a new entity under the laws of the jurisdiction where the new call and technology centers are established. Upon the formation of each entity, the initial capitalization of the entity will be allocated as follows: 85% of the outstanding capital stock of the entity to InfoSpan and 15% of the outstanding capital stock to No Borders. InfoSpan will contribute to each applicable entity facilities, know-how, equipment, software and ongoing support necessary to maintain such contributions, and No Borders will contribute to each applicable entity, know-how, equipment, software, including the No Borders Platform for use by each entity's business within the entity's applicable jurisdiction. These contributions and intended future technology enhancements, including enhancements to No Borders' existing proprietary Stored Value Card Platform, will be the property of each applicable entity or utility by such entity solely in connection with the business of the entity within the entity's jurisdiction, it being agreed that each entity will not have the right to license the contributions for use outside of the entity's applicable jurisdiction so as to eliminate any possible competition with No Borders, InfoSpan, and other entities in other jurisdictions. The parties agreed to create business plans for each entity formed so as to attract capital and appropriate financial and strategic partners in the particular jurisdiction. These partners are intended to include international banking institutions. The capital provided each entity will be used for the benefit of the applicable entity and for the benefit of InfoSpan and No Borders.

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

         Under the terms of the Alliance Agreement, InfoSpan has the right of first refusal to acquire any portion of No Border's interest in the new entities which No Borders may wish to sell in the future.

         In exchange for the foregoing, No Borders issued to InfoSpan 25,945,339 shares of No Borders' common stock. The shares are subject to the restrictions of Rule 144 and no demand or piggyback registration rights were granted to InfoSpan under the terms of the Agreement. No Borders e agreed to use its reasonable efforts to increase the number of its Board of Directors to five members and to allow InfoSpan to designate up to two members of the five member board. No Borders further agreed to obtain D & O insurance for its officers and directors, and InfoSpan agreed to provide No Borders with the services of their senior management personnel such as their CFO and CTO if No Borders so wished so as to add to its senior management staff in a cost efficient manner.

Item 4.      Purpose of Transaction

         See item 3, above.

Item 5.      Interest in Securities of the Issuer

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 25,945,339 shares. The shares represent approximately 30.0% of the common stock outstanding as of September 29, 2005.

         (b) InfoSpan has sole voting and dispositive power over the shares of common stock which it owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 3, above.

Item 7.      Material to Be Filed as Exhibits

         No Borders has represented that they will file a copy of the Agreement on their next quarterly report on Form 10-QSB to be filed with the Securities & Exchange Commission, and reference is hereby made to such filing.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2005


INFOSPAN, INC.


/s/ Rizwan Uraizee
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Rizwan Uraizee, Chief Financial Officer





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